Exhibit 99.3
Commonwealth Bank of Australia Annual General Meeting
At the Annual General Meeting, on 3 November 2006, resolutions 2(a), 2(b), 2(c), 2(d), 2(e) and 3 were passed.
All resolutions were decided by way of poll.
Below are details of proxies lodged in connection with the meeting and the results of the polls.

						Vote at			Votes on
Agenda		Total Valid		Proxies	Proxies	Proxies	Votes on	Votes on Poll	Poll
Item	Decision	Proxies	Proxies For	Against	Abstaining	Discretion	Poll For	Against	Abstaining
2(a)	Passed on Poll	436,849,682	400,600,042	1,794,748	875,232	34,454,892	436,180,370	1,816,422	877,698

2(b)	Passed on Poll	436,625,547	398,533,804	3,519,220	1,099,709	34,572,523	434,196,783	3,578,204	1,102,175

2(c)	Passed on Poll	436,852,112	396,374,993	5,841,244	873,293	34,635,875	432,138,102	5,863,750	875,759

2(d)	Passed on Poll	436,853,748	383,032,067	16,266,513	873,293	37,555,168	416,499,689	21,490,496	875,759

2(e)	Passed on Poll	436,845,631	397,423,761	1,929,631	875,331	37,492,239	430,809,887	7,160,196	877,797

3	Passed on Poll	436,554,868	387,847,435	11,903,058	1,144,000	36,804,375	425,514,131	12,010,918	1,144,725
Commonwealth Bank of Australia ABN 48 123 123 124